Exhibit 16

August 24, 2004

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Gentlemen:

We have read Item 4 of Form 8-K dated August 24, 2004 of Environmental Elements Corporation and are in agreement with the statements contained in the second and third paragraphs on page one therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Sincerely,